UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                              (Amendment No. 5)*


                       COLLAGENEX PHARMACEUTICALS, INC.
                                (Name of Issuer)

                                 Common Stock
                         (Title of Class of Securities)

                                 19419B-10-0
                                (CUSIP Number)

                       December 31, 2001 (Annual Filing)
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 19419B-10-0              13G                        Page 2 of 8

      NAMES OF REPORTING PERSONS.
1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Columbine Venture Fund II, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          (a) [_]
          (b) [_]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware, USA

                         5.   SOLE VOTING POWER
NUMBER OF                     74,941
SHARES BENE-             6.   SHARED VOTING POWER
FICIALLY OWNED           7.   SOLE DISPOSITIVE POWER
BY EACH REPORTING             74,941
PERSON                   8.   SHARED DISPOSITIVE POWER

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          74,941

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          .7%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     PN

CUSIP NO. 19419B-10-0              13G                        Page 3 of 8



     NAMES OF REPORTING PERSONS.
1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Columbine Venture Management II

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          (a) [_]
          (b) [_]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware, USA

                         5.   SOLE VOTING POWER
NUMBER OF                     197,047
SHARES BENE-             6.   SHARED VOTING POWER
FICIALLY OWNED           7.   SOLE DISPOSITIVE POWER
BY EACH REPORTING             197,047
PERSON                   8.   SHARED DISPOSITIVE POWER

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          197,047

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.8%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     PN

CUSIP NO. 19419B-10-0              13G                        Page 4 of 8




     NAMES OF REPORTING PERSONS.
1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Sherman J. Muller

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          (a) [_]
          (b) [_]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware, USA

                         5.   SOLE VOTING POWER
NUMBER OF                6.   SHARED VOTING POWER
SHARES BENE-                  197,047
FICIALLY OWNED           7.   SOLE DISPOSITIVE POWER
BY EACH REPORTING        8.   SHARED DISPOSITIVE POWER
PERSON                        197,047

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          197,047

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.8%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     PN

CUSIP NO. 19419B-10-0              13G                        Page 5 of 8




     NAMES OF REPORTING PERSONS.
1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
     Terence E. Winters

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          (a) [_]
          (b) [_]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware, USA

                         5.   SOLE VOTING POWER
NUMBER OF                6.   SHARED VOTING POWER
SHARES BENE-                  197,047
FICIALLY OWNED           7.   SOLE DISPOSITIVE POWER
BY EACH REPORTING        8.   SHARED DISPOSITIVE POWER
PERSON                        197,047

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          197,047

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.8%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     IN

CUSIP NO. 19419B-10-0              13G                        Page 6 of 8



Item 1:

     Collagenex Pharmaceuticals, Inc.
     41 University Drive
     Newton, Pennsylvania 18940

Item 2:

     (a)  Columbine Venture Fund II, L.P.
     (b)  7000 E. Belleview Avenue, Suite 150
          Englewood, Colorado 80111
     (c)  Delaware, USA
     (d)  Common Stock
     (e)  CUSIP No. 19419B-10-0

     (a)  Columbine Venture Management II
     (b)  7000 E. Belleview Avenue, Suite 150
          Englewood, Colorado 80111
     (c)  Delaware, USA
     (d)  Common Stock
     (e)  CUSIP No. 19419B-10-0

     (a)  Sherman J. Muller
     (b)  7000 E. Belleview Avenue, Suite 150
          Englewood, Colorado 80111
     (c)  USA
     (d)  Common Stock
     (e)  CUSIP No. 19419B-10-0

     (a)  Terence E. Winters
     (b)  10040 East Happy Valley Road, No. 366
          Scottsdale, Arizona  85255
     (c)  USA
     (d)  Common Stock
     (e)  CUSIP No. 19419B-10-0

CUSIP NO. 19419B-10-0              13G                        Page 7 of 8




Item 3:

     Not applicable.

Item 4:

     Reporting Persons incorporate by reference the information on ownership contained under numbers 5, 6, 7, 8, 9, 10 and 11 of the cover sheets. The numbers include 172,047 shares of Common Stock and options to purchase 25,000 shares of Common Stock that are now exercisable. Title to 49,941 shares of Common Stock is held by Columbine Venture Fund II, L.P. ("Columbine") which does not hold an interest in 122,106 shares of Common Stock, title to which is held by Columbine Venture Management II ("Management"). Management is the sole general partner of Columbine and is a reporting person with respect to the shares held by Columbine by virtue of its voting power and dispositive power over the shares held by Columbine. The individuals are general partners in Columbine Venture Management II, and each is a reporting person with respect to the shares held by Columbine and Management by virtue of his shared voting and dispositive power over the shares held by Columbine in which he is a general partner of the general partner and Management in which he is a general partner. Each reporting person, other than Columbine, disclaims his or its interest in the Common Stock, except to the extent of his or its proportionate interest as a partner.

Item No. 5:    Ownership of 5 Percent or Less as a Class:

     If this statement is being filed to report the fact that, as of the date hereof, each reporting person has ceased to be the beneficial owner of more than 5 Percent of the class of securities, check the following: [X]
                                                                      -

Item No. 6:

     No person, other than the reporting person, has a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

Item 7:

     Not applicable.

Item 8:

     Not applicable.

Item 9:

     Not applicable.

CUSIP NO. 19419B-10-0              13G                        Page 8 of 8




Item 10:

     Not applicable.




                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 11, 2002



                                             /s/ JAMES A. JACOBSON
                                        --------------------------------
                                        James A. Jacobson, as agent and
                                        attorney-in-fact for each
                                        reporting person pursuant to
                                        powers of attorney attached hereto